Mail Stop 6010

August 25, 2006

Mr. Mark A. Blinn
Vice President and Chief Financial Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

RE: **Flowserve Corporation**
Form 10-K for the fiscal year ended December 31, 2005
Filed 6/30/06
File No. 1-13179

Dear Mr. Blinn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2005

General

1. It appears from your website that you sell, or offer to sell, products into Syria. It also appears from a published media report that you may be a party to a joint venture that operates in Iran. Iran and Syria are countries identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions and/or export controls. Your Form 10-K contains no information

regarding contacts with or operations in Iran and Syria. Please describe for us your past, current, and anticipated operations in, or other contacts with, these countries, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements. Your response with respect to each country should include, but not be limited to, the nature and scope of your business contacts and operations; the nature of the products, technologies, and services provided; and whether your contacts have been with the governments of those countries or with persons or entities that are affiliated with or controlled by those governments.

2. Please advise us whether, to the best of your knowledge, understanding, or belief, any of the products, technologies, or services you provide, have provided, or will provide, directly or indirectly, to Iran or Syria have military applications; whether either country has employed or will employ the products, technologies, or services in any military application; and, if so, the nature of the military application(s) in which the products, technologies, or services have been or will be employed.

3. Please discuss the materiality of the operations or other contacts described in response to the foregoing comments, and whether, individually or in the aggregate, they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

   We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Iran and Syria.

4. You disclose on page 23 of your Form 10-K that in March 2003, you initiated a process to determine your compliance with U.S. export control laws. You indicate that some of your "product transactions and technology transfers may not technically been in compliance with U.S. export control laws and regulations..."

Please describe for us the transactions and technology transfers to which you refer. Please advise us of any significant developments in your internal review.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Our Results of Operations, page 35

5. We note that you present and discuss non-GAAP measures in your results of operations, including operating income, sales, and selling, general and administrative expense excluding currency benefits. In future filings, please consider revising MD&A to disclose and quantify the impact of these transactions on your US GAAP results. For example, you could indicate that the increase in net sales for the period reflected the impact of foreign currency fluctuations of $XX million.

If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for which the non-GAAP measures.

Form 10-Q for the quarterly period ended March 31, 2006 and June 30, 2006

6. We note you have not filed your Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. Please file these documents as soon as practicable. When preparing these documents please ensure they comply with the above comments, as applicable.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief